

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Kevin R. Lind
President and Chief Executive Officer
Longboard Pharmaceuticals, Inc.
6154 Nancy Ridge Drive
San Diego, CA 92121

> **Re: Longboard Pharmaceuticals, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted January 29, 2021**
> **CIK No. 0001832168**

Dear Mr. Lind:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 29, 2021

Business
Our Product Candidates
LP352, an oral, centrally acting, 5-HT2c superagonist, page 94

1. We note your response to our prior comment number 7. Please revise to provide details of the trials shown in the comparison on page 99, such as the number of subjects, dosage, duration and how the baseline was measured in each study.

You may contact Jeanne Bennett at 202-551-3606 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steve Przesmicki, Esq.